KANE KESSLER, P.C. 600 THIRD AVENUE, 35th FL NEW YORK, NEW YORK 10016-1901 TEL 212.541.6222 FAX 212.245.3009 WWW.KANEKESSLER.COM DIRECT CONTACT 212-519-5103 EMAIL ADDRESS rlawrence@kanekessler.com

August 2, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:           Cadre Holdings, Inc.

                                 Registration Statement on Form S-1

                                 File No. 333-257849

Ladies and Gentlemen:

On behalf of our client, Cadre Holdings, Inc. (the “Company”), we submit this letter in connection with the filing of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1, File No. 333-257849 (the “Registration Statement”). We are concurrently filing this letter and Amendment No. 2 to the Registration Statement via the EDGAR system today. For the reference of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we are providing the Staff with both a clean copy of Amendment No. 2 to the Registration Statement and a copy marked to show all changes from the version of Amendment No. 1 to the Registration Statement filed on July 27, 2021.

Securities and Exchange Commission

August 2, 2021

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (212) 519-5103 or rlawrence@kanekessler.com.

Very truly yours,

Kane Kessler, P.C.

By:	/s/ Robert L. Lawrence
Robert L. Lawrence

cc:

Warren B. Kanders, Cadre Holdings, Inc.

Robert E. Buckholz, Sullivan & Cromwell LLP

Ekaterina Roze, Sullivan & Cromwell LLP